UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67288 / June 28, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14871

In the Matter of ：
                                                                    ：
ONE VOICE TECHNOLOGIES, INC.,   ：
ORCHESTRA THERAPEUTICS, INC.,   ：   ORDER MAKING FINDINGS AND
PATH 1 NETWORK TECHNOLOGIES, INC.,   ：   REVOKING REGISTRATIONS BY
PAVILION ENERGY RESOURCES, INC.   ：   DEFAULT AS TO SIX
   (f/k/a GLOBAL BUSINESS SERVICES, INC.),   ：   RESPONDENTS
PINE VALLEY MINING CORP.,   ：
PLATINA ENERGY GROUP, INC.,   ：
POP N GO, INC., and   ：
POWERCOLD CORP.   ：

        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 8, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that One Voice Technologies, Inc. (One Voice), Orchestra Therapeutics, Inc. (Orchestra Therapeutics), Path 1 Network Technologies, Inc. (Path 1), Platina Energy Group, Inc. (Platina Energy), Pop N Go, Inc. (Pop N Go), and Powercold Corp. (Powercold) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

        Respondents were served with the OIP by May 10, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. To date, Respondents have not filed Answers, which were due within ten days after service of the OIP. See OIP at 4; 17 C.F.R. § 201.220(b). On May 24, 2012, Respondents were ordered to show cause by June 4, 2012, why the registrations of their securities should not be revoked by default. A telephonic prehearing conference was held on June 22, 2012, at which Respondents did not appear, and, to date, no Respondent has shown cause.

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[1] The Commission has accepted the Offer of Settlement submitted by Pavilion Energy Resources, Inc. (f/k/a Global Business Services, Inc.). One Voice Techs., Inc., Exchange Act Release No. 67174 (June 11, 2012). Pine Valley Mining Corp. has filed a Form 15 with the Commission and remains in the proceeding.

Respondents are in default because they failed to file Answers, failed to appear at the prehearing conference, and have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations of the OIP to be true.

One Voice (CIK No. 1096088) is a revoked Nevada corporation located in La Jolla, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). One Voice is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $522,203 for the prior nine months. As of April 30, 2012, the company's stock (symbol "OVOE") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. ("OTC Link"), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Orchestra Therapeutics (CIK No. 817785) is a void Delaware corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Orchestra Therapeutics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 2007, which reported a net loss of over $3.9 million for the prior six months. On October 13, 2008, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of California, and the case was pending as of February 16, 2012. As of April 30, 2012, the company's stock (symbol "OCHTQ") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Path 1 (CIK No. 1059404) is a void Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Path 1 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2006, which reported a net loss of over $4.8 million for the prior nine months. As of April 30, 2012, the company's stock (symbol "PNOT") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Platina Energy (CIK No. 1098278) is a void Delaware corporation located in Corpus Christi, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Platina Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $10.5 million for the prior six months. As of April 30, 2012, the company's stock (symbol "PLTGQ") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pop N Go (CIK No. 1071819) is a Delaware corporation located in Whittier, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pop N Go is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2008, which reported a net loss of over $1.31 million for the prior nine months. As of April 30, 2012, the company's stock (symbol "POPN") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Powercold (CIK No. 827055) is a Nevada corporation located in La Vernia, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Powercold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2005, which reported a net loss of over $5 million for the prior nine months. As of April 30, 2012, the company's stock (symbol "PWCL") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of One Voice Technologies, Inc., Orchestra Therapeutics, Inc., Path 1 Network Technologies, Inc., Platina Energy Group, Inc., Pop N Go, Inc., and Powercold Corp. is revoked.

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Cameron Elliot
Administrative Law Judge